UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

Commission File No. 0-24364

INTERNATIONAL HI-TECH INDUSTRIES INC.
(Translation of registrant's name into English)

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INTERNATIONAL HI-TECH INDUSTRIES INC.
1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
Telephone: (604) 733-5400 Fax: (604) 734-8300
Internet: www.ihiintl.com Email: info@ihiintl.com or info@ihi.ca
Trading Symbols: TSX: IHI OTCBB: IHITF

NEWS RELEASE

Vancouver, British Columbia - November 5, 2003, 1am PST
International Hi-Tech Industries Inc. (IHI) (TSX:IHI; OTC BB:IHITF)

IHI OCTOBER PROGRESS REPORT

IHI JOINT VENTURE FACTORIES

EUROPE

IHI is pleased to announce that its potential Central European Joint Venture (JV) Partner, responsible for the greater region of Benelux and Western Germany, is moving forward to establish its JV partnership as per our interim agreement. Our potential JV Partner, with the assistance of a major local bank, is negotiating with regional and local governments in the territory to acquire a property suitable for an IHI JV factory. Our potential JV Partner is very confident that the JV Partnership, with the help of a local bank, will be able to obtain a favourable incentive package from a regional and local government as an inducement to establish a facility. A major accounting and consulting firm has been engaged to prepare a business and feasibility plan for the territory.

SAUDI ARABIA

The Company continues to work with its Saudi Joint Venture (JV) Partner towards completion of an implementation plan for the establishment of a manufacturing facility. The Company is also continuing to work with its JV Partner to secure a letter of credit, on terms acceptable to the Company, for the manufacture and sale of that facility. Progress on establishing a manufacturing facility in Saudi Arabia has been slowed by events in the region, and by an internal reorganization of the Saudi Partner's affairs, which has included the introduction of new investors.

IHI PRODUCTS TO BE DISPLAYED

NORTH AMERICA

The Company is pleased to announce it is negotiating with a marketing group to set up a mobile show home to be displayed at various major cities in North America in 2004. It will feature the Company's unique and patented building technology, and showcase the building technology's advantages over conventional building methods which include resistance to earthquakes, fire, flood, mold, and radiation. Additionally, the building technology's durability and flexibility, its customization and open design attributes and its construction time and environmental advantages, will be showcased. All materials used in the application of the building technology are inert.

EUROPE

The Company plans to display several mobile units, including offices, residences and the IHI mobile factory referred to in our May 30, 2002 and July 31, 2002 press releases once a property has been acquired by our Central European JV Partnership. In addition, after 9 years of successful display at the international Luxembourg expo grounds, the Company plans to move its European Show Home to the above mentioned property. The house will be remodeled and expanded to further show the flexible advantages of IHI system.

INTERVIEW OF THE WALL STREET TRANSCRIPT

A transcript of Company president Roger A. Rached's interview with the Wall Street Transcript was published on October 13, 2003. This interview was part of their focus on the Homebuilding Industry. Leading homebuilders Centex Corporation (CTX), Hovnanian Enterprises (HOV), KB Home (KBH), Pulte Homes (PHM) and Toll Brothers (TOL) were also separately interviewed for this issue.

IHI HI-RISE DEVELOPMENTS - SURREY, B.C.

Further to our news releases of July 31, 2002, November 4, 2002 and January 16, 2003, the Company is pleased to announce that two development permits have been filed and are in the review process with the appropriate permitting departments. A separate news release will be issued in the near future, updating further progress on the two projects, which will feature IHI's breakthrough building technology in the Hi-Rise development.

STATUS OF NEW ORDERS

After receiving a number of proposals, the Company has selected what it believes to be the most appropriate projects to launch the IHI building system and has provided the selected developers with satisfactory budgets. The Company is in the process of formalizing agreements, which include proof of funds and other financial arrangements prior to obtaining building permits, to enable the Company to manufacture the required panels for these projects. More specifics, including a standard price list for pre-permitted homes and other IHI products, will be forthcoming shortly.

PATENTS ISSUED

IHI is pleased to announce that patent numbers PI9408654-0, 117197 and 283514 have been issued in the following countries: Brazil, Romania and Slovak Republic respectively. Additional patents have been granted in India and Libya. Current patents encompass IHI's earthquake, wind, fire and sound resistant pre-fabricated building panels, as well as structures made from these panels. IHI now has 72 patent claims fully issued in 157 countries and pending in another 231 countries. The Company and its international subsidiary are planning to file for additional new sets of worldwide patents in 2003.

International Hi-Tech Industries Inc. is a company whose principal business is the development and commercialization of a new building system in Canada, and internationally through its subsidiary, IHI International Holdings Ltd. To date, IHI's system has attracted interest from more than 65 different countries worldwide.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Roger A. Rached

ROGER A. RACHED, PRESIDENT

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THIS PRESS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information, please visit the Corporation's web site at www.ihi.ca or contact us by:
Telephone: 604-733-5400
Fax: 604-734-8300
Email: info@ihi.ca

Media Contact:
Susan Hahn & Associates
Telephone: 212-986-6286
Fax: 212-949-7274
Email: SusanHahn@nyc.com

This release contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward looking statements. Readers should not place undue reliance on the forward-looking statements, which reflect the management's view only as of the date hereof. The Corporation undertakes no obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Date: November 7, 2003

/s/ Roger A. Rached

_____________________________
Roger A. Rached, President & CEO